Mail Stop 3010

April 21, 2010

Via U.S. Mail and Fax (914) 640-8310
Mr. Vasant M. Prabhu
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

RE: **Starwood Hotels & Resorts Worldwide, Inc.**
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
File No. 1-07959

Dear Mr. Prabhu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 6

1.   We note your disclosure on page 7 in the Risk Factor section that you may be required to pay out certain performance and other guarantees that are contained in your third party contracts. We further note your disclosure in Note 24 to the financial statements. Please describe these certain performance and other guarantees and tell us what specific impact,

if any, these certain performance and other guarantees have had on your financial condition and results of operations. Confirm that you will provide similar disclosure in future filings.

Item 2. Properties, page 14

2.   We note your disclosure on page 19 regarding REVPAR, ADR and average occupancy rates for your 53 owned, leased and consolidated joint venture hotels. Please provide us such information with respect to your managed and franchised hotels and confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.   We note from the information on page F-19 that the company assessed the goodwill associated with its hotel reporting unit and determined that the goodwill was not impaired as the fair value of the reporting unit exceeded its carrying amount. Please tell us what consideration the company gave to discussing the level of the excess of the fair value of the reporting unit over its carrying value in MD&A.

Liquidity and Capital Resources, page 33

4.   We note that since 2006 the company has sold 60 hotels realizing proceeds of $5.2 billion. Please tell us and discuss in future filings the factors the company considers in the determination of which properties to sell. In addition, discuss the challenges the company has faced in selling properties including the availability of financing for potential purchasers. Clarify the extent to which the company has provided seller financing.

Off-Balance Sheet Arrangements, page 37

5.   The disclosure indicates that off-balance sheet arrangements include $56 million of loans effectively retained in connection with the securitization of vacation ownership receivables. However, the disclosure on page F-22 includes disclosure of notes the company effectively retained from a June 2009 securitization of $43 million as well as from two securitizations in 2009 of $22 million and $33 million. Please reconcile the disclosure from page F-22 and 37. In addition, clarify why these loans are considered to be effectively retained and the related accounting treatment. We note that the disclosure on page F-22 indicates that $56 million of loans which the company effectively retained have been recorded as other assets, but it is unclear how the other loans that the company effectively retained as described on page F-22 have been accounted for. Further, clarify the nature of the unconditional purchase obligation and how it is accounted for.

Mr. Vasant M. Prabhu
Starwood Hotels & Resorts Worldwide, Inc.
April 21, 2010
Page 3

6.   In the interest of transparency and clarity, in future filings present the company's off-
        balance sheet arrangements and the information required by Item 303(a)(4) of Regulation
        S-K in MD&A.

Note 2. Significant Accounting Policies

Frequent Guests Programs, page F-10

7.   Please clarify how the points program affects the company's revenue recognition from
        sale of VOI's and residences and hotel revenues. We note that you disclose how revenues
        are recognized by participating hotels and resorts but it is not clear how the company
        accounts for the program. Describe how revenues are deferred and recognized by the
        company for these point programs.

Note 5. Asset Dispositions and Impairments, page F-17

8.   We note that in 2009 and 2008 you recorded impairment charges relating to 11 hotels.
        Please clarify whether there is any commonality in the 11 hotels deemed to be impaired
        in 2008 and in 2009. If so, tell us what factors existed in 2009 and not in 2008 that
        resulted in the need for additional impairment.

Note 16. Other Liabilities, page F-32

9.   The disclosure indicates that in connection with amending the co-branded credit
        agreement with American Express the company received $250 million in cash and in
        return, sold SPG points to American Express. You indicate that the sale of the points was
        accounted for as a financing agreement. Please further clarify to us how each element of
        this agreement was accounted for including clarification of whether any gain or loss was
        recognized related to the sale of the SPG points and if the amount of deferred revenue
        related to the points changed as a result of the transaction. Clarify the basis for the
        accounting treatment. Further, you indicate that 4.5% was the implicit interest rate of the
        agreement. Since 4.5% appears to be a below market rate, it seems there may be another
        element to the agreement that should be recognized. Please tell us how you considered
        this in your determination of the appropriate accounting for the transaction including how
        the terms of this agreement compared to your other co-branded credit card agreements.

Note 24. Commitments and Contingencies

Guaranteed Loans and Commitments, page F-44

10.   Clarify how shortfalls that are funded are accounted for.

Proxy Statement on Schedule 14A

11.   We note that you have filed a proxy statement on March 29, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the planned future disclosures to expedite our review. Please furnish a cover letter with your planned future disclosures that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your planned future disclosures and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant